United States securities and exchange commission logo





                              January 4, 2024

       Kimberlee Drapkin
       Chief Executive Officer
       Graphite Bio, Inc.
       611 Gateway Blvd, Suite 120
       South San Francisco , CA 94080

                                                        Re: Graphite Bio, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed December 6,
2023
                                                            File No. 333-275919

       Dear Kimberlee Drapkin:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4 filed December 6, 2023

       Cover Page

   1. Please revise the cover page to disclose, if true, whether the listing approval for LENZ
                                                        Therapeutics, Inc.'s
securities on the Nasdaq is a closing condition of the merger and that the condition will not
be waived.
   2. You state that at Graphite's special meeting, Graphite will ask its stockholders to vote on five proposals and
proceed to list and briefly describe such proposals. Please revise proposals number three
and four to clarify the "2024 Plan" is a plan to approve the
                                                        combined company   s
2024 Equity Incentive Plan and the "2024 ESPP" is a plan to
                                                        approve the combined
company   s 2024 Employee Stock Purchase Plan.
 Kimberlee Drapkin
FirstName  LastNameKimberlee  Drapkin
Graphite Bio, Inc.
Comapany
January    NameGraphite Bio, Inc.
        4, 2024
January
Page 2 4, 2024 Page 2
FirstName LastName
Question and Answers About the Merger
Why are the two companies proposing to merge?, page 2

3.       We note your disclosure here that "combining the two companies will result in a
         combined company with a robust pipeline, a strong leadership team and substantial capital resources, positioning it to become a pre-eminent biopharmaceutical company focused on
         developing LENZ   s product candidates, LNZ100 and LNZ101." Please
provide your basis
         for the statement or otherwise revise. The statement that the combined company is positioned to become a "pre-eminent" biopharmaceutical company with a "robust pipeline" appears to be premature given your current stage of development and your
         disclosure elsewhere that LENZ   s business depends entirely on the
development and
         commercialization of LNZ100 or LNZ101.
4. Please revise your disclosure to clarify the combined company's plans with respect to
         Graphite's legacy assets. We note that your disclosure on page 278 that, "Graphite has no remaining ongoing development programs."
Q: What will Graphite stockholders receive in the merger?, page 5

5. Briefly explain how the dividend record date and ex-dividend date will impact which
         Graphite stockholders will be entitled to receive any special cash dividend declared by
         Graphite.
Prospectus Summary
The Companies
Graphite, page 12

6. We note your disclosure that "Graphite also disclosed its intention to continue research activities associated with its pre-clinical non-genotoxic conditioning program." However, we note your disclosure elsewhere, including on page 33, that "Graphite transferred to a third party its rights to its pre-clinical non-genotoxic conditioning program." Please update your disclosure here to clarify the pre-clinical non-genotoxic conditioning program has been transferred or otherwise advise.
The Merger
Background of the Transaction, page 136

7. You state that out of the 135 initial companies considered, 51 were contacted, and 41 received process letters requesting they submit non-binding indications of interest. Please discuss how you determined which companies were contacted and which were not and which companies received process letters and which did not. Please also identify the general industry of the companies considered or otherwise advise.
8. You state on page 137 that the Transaction Committee selected 12 indications of interest to prioritize and invite to make management and due diligence presentations and proceed
 Kimberlee Drapkin
FirstName  LastNameKimberlee  Drapkin
Graphite Bio, Inc.
Comapany
January    NameGraphite Bio, Inc.
        4, 2024
January
Page 3 4, 2024 Page 3
FirstName LastName
         to describe Parties A-D. Please also include a discussion of the other 8 parties and disclose whether or not they made presentations or otherwise advise.
9. You state on page 145 that the representatives of Leerink Partners reviewed with the
         Transaction Committee a list of 31 private and public companies that could be interested in a strategic transaction with Graphite. Please discuss how you identified these companies and the general industry of such companies.
10. You state on page 145 that you and your "financial and legal advisors" conducted due diligence on multiple potential counterparties. Please revise your disclosure to quantify the approximate number of the potential counterparties that you conducted due diligence
         on. In addition, please clarify if there were other material legal or financial advisors other than Leerink Partners and Goodwin who participated in the diligence.
11. You state that you selected five private companies and Party D to prioritize and include descriptions of Party E, D, and Lenz. Please also include a description of the other three parties that you invited to make management and due diligence presentations.
12. We note your disclosure on page 151 where you reference "Graphite's legacy assets."
         Please revise your disclosure to clarify if there are any material remaining assets that have not been sold or licensed by Graphite. We note your disclosure elsewhere, including on page 344, where you discuss the asset purchase agreement and license and option
         agreement for Graphite   s non-genotoxic conditioning technology and
Graphite   s nula-
         cel program, respectively.
13. We note your disclosure that contingent value rights were included in the initial term sheet with LENZ. We further note your disclosure that "the manner by which
Graphite   s
         stockholders would receive value in respect of potential revenue received from the sale or
         license of Graphite   s legacy assets, which the parties ultimately
agreed would be provided
         through an increase of $1.5 million in the enterprise valuation of Graphite rather than a post-closing CVR agreement." Please revise your disclosure to clarify how this number was determined and agreed upon.
14. We note your disclosure on page 344 that Graphite entered into an asset purchase agreement with a third-party pursuant to which Graphite sold to the counterparty, concurrently with the execution of the APA, certain assets related to
Graphite   s non-
         genotoxic conditioning technology and entered into a license and option agreement with a third party pursuant to which Graphite exclusively licensed to the counterparty, and granted the counterparty, an option to acquire certain intellectual property and materials
         related to Graphite   s nula-cel program and related pre-clinical
platform assets. Please
         revise your Background of the Transaction section to identify the third-party(s), describe the material terms of the agreements and discuss how the material terms were negotiated and agreed upon.
15. We note your disclosure on page 143 that the "Graphite board of directors considered outreach efforts made by Graphite to various other prospective purchasers of the assets
 Kimberlee Drapkin
FirstName  LastNameKimberlee  Drapkin
Graphite Bio, Inc.
Comapany
January    NameGraphite Bio, Inc.
        4, 2024
January
Page 4 4, 2024 Page 4
FirstName LastName
         and noted that despite advanced diligence conducted on the assets by multiple other parties, the NGTC acquirer was the sole bidder for the assets to present a proposal to
         Graphite." Please revise your disclosure to describe and quantify the "outreach efforts"
         and quantify the "multiple other parties" who conducted advanced diligence.
Certain Unaudited Prospective Financial Information, page 161

16. We note your disclosure that "[on] October 19, 2023, Graphite management received
         information regarding LENZ   s business and product candidates from
LENZ." Please
         revise your disclosure to clarify the specific "information" provided by LENZ.
17. We see that you have provided projections of estimated annual revenues, operating income and unlevered free cash flow for the years ended December 31, 2024 through
         2036. Please revise your disclosure to provide more specific assumptions to enhance an investors understanding of the basis for your projections. For example only, discuss any pricing assumptions used in your projections.
18.      We note your disclosure that Graphite risk-adjusted projections by using
         certain probabilities of success (   PoS   ). We further note your
disclosure of a "a
         cumulative 60% PoS adjustment for U.S. revenue for LNZ100 or LNZ101, assuming only one product candidate would be approved and commercialized." Please revise your disclosure to describe and clarify with greater specificity how your operating income projections were adjusted or otherwise advise.
19.      We note your assumption that you assumed "LENZ   s product candidate
becomes
         commercially available in the U.S. in 2025" and a "3-month delay in launch timing."
         Please clarify with greater specificity the particular timeframe you used for your projections. We note your disclosure on page 307 that LENZ anticipates "a launch target date in mid-2025."
20. We note your risk factor disclosure on page 69 where you state "LENZ s business depends entirely on the development and commercialization of LNZ100 or LNZ101, and
         LENZ does not have additional product candidates in its current development
         pipeline...LENZ currently generates no revenues from sales of any products and may never generate revenue or be profitable." Please clarify whether your projections, which extend out to 2036, assume additional product candidate approvals or otherwise advise.
Opinion of Leerink Partners LLC, page 164

21. We note the disclosure on page 168 that for purposes of its analysis, Leerink Partners utilized the estimated exchange ratio of 1.4135 shares of Graphite common stock for each share of Lenz, based on Graphite's and Lenz's respective capitalization as of November
         14, 2023. We also note the disclosure on page 169 that Leerink's analysis resulted in an implied exchange ratio of approximately 2.8075 to 3.2957. Please revise to state any conclusions Leerink reached regarding the exchange ratio used for purposes of the merger agreement based on the results of the discounted cash flow analysis. Kimberlee Drapkin
FirstName  LastNameKimberlee  Drapkin
Graphite Bio, Inc.
Comapany
January    NameGraphite Bio, Inc.
        4, 2024
January
Page 5 4, 2024 Page 5
FirstName LastName
Material U.S. Federal Income Tax Consequences of the Merger, page 188

22. We note your representation that Graphite and LENZ "intend" for the merger to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the "Code") and your disclosure that "Graphite expects most or all of the distribution of the special cash dividend to be treated as other than a dividend for
         U.S. federal income tax purposes." Please revise your disclosure here and throughout to
         provide counsel   s firm opinion for each material tax consequence or
explain why such
         opinion cannot be given. If the opinion is subject to uncertainty, please (1) provide an opinion that reflects the degree of uncertainty (e.g., "should" or "more likely than not")
         and explains the facts or circumstances giving rise to the uncertainty, and (2) provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Please refer to Item 601(b)(8) of Regulation S-K and Section III.A of Staff Legal Bulletin 19,
         Legality and Tax Opinions in Registered Offerings for guidance. Graphite's Material Agreements, page 281

23. Please revise your disclosure to describe the material terms of the Bayside Lease as amended on October 26, 2023.
24. We note your disclosure here that Graphite entered into a license an option agreement with a third-party, which was subsequently amended. Please revise your disclosure to disclose the third-party and describe the material terms of the license an option agreement as amended and and file the agreements as exhibits pursuant to Item 601(b)(10) of
         Regulation S-K or explain the basis for your determination that filing them is not required.
25. We note your disclosure on page 344 that "[o]n August 1, 2023, Graphite entered into an
         asset purchase agreement (the    APA   ) with a third party pursuant
to which Graphite sold
         to the counterparty, concurrently with the execution of the APA, certain assets related to
         Graphite   s non-genotoxic conditioning technology." Please revise
your disclosure to
         disclose the third-party and describe the material terms of the agreement and file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or explain the basis for your determination that filing is not required.
Principal Stockholder of the Combined Company, page 421

26. Please revise the next amendment to disclose the estimated holdings of the 5% or greater stockholders.
Exhibits

27.      We note you intend to file the form of preliminary proxy card as
Exhibit 99.1. Please note
         that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.
 Kimberlee Drapkin
Graphite Bio, Inc.
January 4, 2024
Page 6
General

28.    With reference to your disclosures concerning the current status of
Graphite Bio Inc.   s
       operations, the plans for those operations, and the pro forma accounting treatment for
       Graphite Bio's assets and liabilities on page 382, please provide us an analysis concerning whether Graphite Bio is a shell company as defined in Rule 12b-2 of the Exchange Act or whether it could become one prior to Closing. For guidance, see Use of Form S-
       8, Form 8-K, and Form 20-F by Shell Companies, Release No. 33-8587 (July 15, 2005) at
       n. 32 as reiterated in Special Purpose Acquisition Companies, Shell Companies, and
       Projections, Release No. 33-11048 (March 30, 2022) at n. 239 and accompanying text.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.



                                                            Sincerely,
FirstName LastNameKimberlee Drapkin
                                                            Division of
Corporation Finance
Comapany NameGraphite Bio, Inc.
                                                            Office of Life
Sciences
January 4, 2024 Page 6
cc:       Andrew Goodman, Esq.
FirstName LastName